Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006 Form 8-K Filed April 27, 2006 Form 8-K/A Filed July 14, 2006 File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of July 25, 2006 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”) with respect to the Form 8-K/A field by the Company on July 14, 2006 (the “Form 8-K/A”) and certain other matters listed therein. The Company is concurrently filing Amendment No. 2 to the Form 8-K/A (the “Amended Form 8-K/A”), which includes changes that principally reflect responses to the Staff’s comments.

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

Form 8-K/A Dated May 1, 2006

Report of Independent Auditors

Comment 1:

Revise to include a manually signed audit opinion of Ernst & Young for Fluent Inc. and also include the city and state where issued. See Article 2.02 of Regulation S-X.

Response 1:

With respect to the audit opinion of Ernst & Young LLP, the signature and the city and state where issued were inadvertently omitted from the audit opinion filed with the Form 8-K/A. The revised and manually signed audit opinion of Ernst & Young LLP including the city and state where issued has been included in the Amended Form 8-K/A.

Note 1. Accounting Policies

Comment 2:

We note that Fluent recognizes revenue on perpetual licenses using the residual method. Tell us how you determine the VSOE for the undelivered elements in these arrangements. Describe the process you use to evaluate the various factors that effect your VSOE. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Response 2:

The breakdown of the Fluent published price list includes distinct fixed pricing for various modules of Fluent’s software for annual software leases, perpetual licenses bundled with year one post-contract support (“pcs”) and pcs renewals. Fluent does not sell a perpetual license without pcs in the first year. Separate price lists exist in different geographical locations. Such geographical locations, which total 10, are divided primarily by either continent (North America), groups of countries (for example, those transacting in Euros) or individual country. Fluent also provides certain customers (the “Discounted Class”) in these geographies a discounted price from the standard price list. The actual amounts paid by the customer are those reflected on the published price list (or in the case of the Discounted Class, the discounted price) applicable to the customer in its geography. Fluent has consistently realized a high pcs renewal rate, charged a customer the amount in the published price list for pcs renewal (or, in the case of the Discounted Class, the discounted price) and, as a result, used the published price list (or, in the case of the Discounted Class, the discounted price) for pcs associated with perpetual licenses as vendor specific objective evidence of pcs in using the residual method of revenue recognition under SOP 97-2.

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

Unaudited Pro Forma Condensed Combined Financial Statements

Comment 3:

We note your disclosure in Note 5 to the unaudited pro forma financial statements where you include a discussion the tax attributes acquired from ATTI and their impact on the Company’s deferred tax asset and goodwill. Tell us what consideration you gave to the Staff’s letter dated May 15, 2006, which indicated that “the pro forma financial statements to be provided for this transaction should reflect any adjustments necessary to reflect the acquisition of the tax net operating loss carryforward held by ATTI prior to the acquisition.”

Response 3:

The Company fully considered the Staff’s comment that “the pro forma financial statements to be provided for this transaction should reflect any adjustments necessary to reflect the acquisition of the tax net operating loss carryforward held by ATTI prior to the acquisition.” Pursuant to the Staff’s guidance as provided in this comment, the Company included a related deferred tax asset of $14.9 million as a pro forma adjustment to deferred income taxes in the unaudited pro forma condensed combined balance sheet as of March 31, 2006. This adjustment was highlighted in Note 3(O) to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements filed with the Form 8-K/A.

Although the adjustment was properly included in the pro forma adjustments as indicated above, in light of the Staff’s comment, the Company has reviewed Notes 1, 3.E. and 5 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements filed with the Form 8-K/A to determine if the adjustment should be included therein. Based on this review, the Company has revised Notes 1, 3.E. and 5 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements in the Amended Form 8-K/A to clearly indicate that the deferred tax asset associated with ATTI’s net operating loss carryforward has been included in the pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of March 31, 2006.

Form 8-K Dated April 27, 2006

Comment 4:

We note your response to our previous comment no. 2 and your proposed revised non-GAAP disclosures. With regards to the stock-based compensation expense, in your response letter

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

dated June 16, 2006, the Company indicated “management believes the exclusion of stock-based compensation expense allows investors to better track the performance of the Company without regard to the effects of the settlement of an obligation that will not be made in cash.” In your current response letter your proposed disclosures indicate “[m]anagement excludes these expenses for purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company because they are non-cash charges.” Your current disclosures are basically the same as previously proposed and the Staff continues to take exception to such disclosures. As previously indicated stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company’s overall operations. Tell us specifically how management uses this information in reviewing the Company’s operating results. Also, explain, in detail, why management believes that removing this form of compensation from your operating results would be useful to an investor as your current explanation does not provide a substantive basis for excluding such amounts. Furthermore, based on your current disclosures, it appears that you may be excluding this item as a liquidity measure rather than a performance measure. If that is the case, then explain why you are reconciling to net income as opposed to operating cash flows.

Response 4:

Pursuant to our conference call with you and representatives of ANSYS on August 11, 2006, we believe that the exclusion of stock-based compensation from the Company’s non-GAAP financial measures is useful both in terms of management’s evaluation of the Company’s performance and an investor’s understanding and evaluation of the Company’s business.

Although stock-based compensation is an expense for the Company and viewed as a form of compensation, management and the board of directors of the Company exclude stock-based compensation when evaluating the operating performance measures of the Company and management. Specifically, the Company excludes stock-based compensation during its annual budgeting process and its quarterly and annual assessments of the Company’s and management’s performance. The annual budgeting process is the primary mechanism whereby the Company allocates resources to various initiatives and operational requirements. Additionally, the annual review by the board of directors where it compares the Company’s historical business model and profitability as it relates to the planned business model and profitability for the forthcoming year excludes the impact of stock-based compensation. Further, in evaluating the performance of senior management and department managers, charges related to stock-based compensation are excluded from expenditure and profitability results. In fact, the Company records stock-based compensation expense in a stand-alone cost center for which no single operational manager is

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

responsible or accountable. In this way, management is able to review on a period-to-period basis each manager’s performance and assess financial discipline over operational expenditures without the effect of stock-based compensation.

The exclusion of stock-based compensation allows management to view other operating trends and perform analytical period-to-period comparisons and comparisons among peers. Because of this, when senior management and the board evaluate the performance of the business in a period in which the Company recognizes stock-based compensation, they evaluate the business without regard to those expenses.

Pursuant to Staff Accounting Bulletin No. 107, the Staff has indicated that the Staff “believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” Given management’s internal use of non-GAAP financial measures that exclude stock-based compensation expense, management believes that presenting such non-GAAP financial measures to investors provides relevant information to investors. Management believes that such non-GAAP financial measures provides investors with visibility into the Company’s operating expenses without regard to the stock-based compensation that can otherwise distort their evaluation process. If the Company did not exclude stock-based compensation in the calculation of the non-GAAP measure, it is possible that an investor’s ability to evaluate the performance of the Company’s management in the same manner in which the Company evaluates management in any period in which it incurred stock-based compensation could be hampered because the results would attribute expenses to management that are not part of management’s internal evaluation. By providing non-GAAP financial measures, exclusive of stock-based compensation, the Company is providing meaningful, useful information to investors, giving them an additional, alternate view of the operational performance of the company that they can use to enhance their analysis of the Company’s performance, particularly when they compare operational performance over multiple periods. The use of the non-GAAP financial measures allows investors to see the Company’s business through the eyes of management, which the Commission has indicated is a goal of disclosure in each of its interpretive releases regarding Management’s Discussion and Analysis.

A substantial majority (six of seven) of the Company’s independent stock analysts have also commented that their preference is to view non-GAAP results which exclude the impact of stock-based compensation. They have indicated that this presentation of the non-GAAP measure is more meaningful to investors and, if not provided by the Company, a number of such analysts have indicated that they would be forced to present three different presentations of results in their research reports: GAAP, non-GAAP, and adjusted non-GAAP to exclude stock-based compensation. The Company believes that three distinct presentations of financial results, and varying presentations among different independent stock analysts, could potentially be confusing to the Company’s existing investors, many of which have been long-time stockholders, and the investing public at large.

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

The Company does not believe that investors are misled by an exclusion of stock-based compensation from its non-GAAP financial measures because both the GAAP and the non-GAAP financial measures would be disclosed and investors may decide for themselves how much weight to place on the non-GAAP financial measures. In addition, management provides additional disclosures regarding limitations on the use of the non-GAAP measures and how management compensates for those limitations.

Based on the foregoing, the Company proposes to include for future periods the disclosure for non-GAAP operating profit margin and non-GAAP adjusted diluted earnings per share provided below in its press releases filed under Items 2.02 and 9.01 of Form 8-K that include such non-GAAP financial measures.

Proposed Disclosure For Future Periods

Use of Non-GAAP Measures

The Company provides non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share as supplemental measures to GAAP regarding the Company’s operational performance. These financial measures exclude the impact of certain items and therefore have not been calculated in accordance with GAAP. A detailed explanation of each of the adjustments to such financial measures is described below. This press release also contains a reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure.

Management uses non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share (a) to evaluate the Company’s historical and prospective financial performance as well as its performance relative to its competitors, (b) to set internal sales targets and spending budgets, (c) to allocate resources, (d) to measure operational profitability and the accuracy of forecasting, (e) to assess financial discipline over operational expenditures and (f) as an important factor in determining variable compensation for management and its employees. In addition, many financial analysts that follow our Company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interest of our investors to provide this information to analysts so that they accurately report the non-GAAP financial information. Moreover, investors have historically requested and the Company has historically reported these non-GAAP financial measures as a means of providing consistent and comparable information with past reports of financial results.

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

While management believes that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The adjustments to these non-GAAP financial measures, and the basis for such adjustments, are outlined below:

•	Amortization of intangibles from acquisitions and its related tax impact. The Company incurs amortization of intangibles, included in its GAAP presentation of amortization of software and acquired technology and amortization expense, related to various acquisitions it has made in recent years. Management excludes these expenses and their related tax impact for the purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company because these costs are fixed at the time of an acquisition, are then amortized over a period of several years after the acquisition and generally cannot be changed or influenced by management after the acquisition. Accordingly, management does not consider these expenses for purposes of evaluating the performance of the Company during the applicable time period after the acquisition, and they exclude such expenses when making decisions to allocate resources. The Company believes that these non-GAAP financial measures are useful to investors because they allow investors to (a) evaluate the effectiveness of the methodology and information used by management in its financial and operational decision-making and (b) compare past reports of financial results of the Company as the Company has historically reported these non-GAAP financial measures.

•	Stock-based compensation expense and its related tax impact. The Company incurs expense related to stock-based compensation included in its GAAP presentation of cost of software licenses, cost of maintenance and service, selling and marketing expense, research and development expense and general and administrative expense. Although stock-based compensation is an expense for the Company and viewed as a form of compensation, management excludes these

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

expenses for the purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company. Specifically, the Company excludes stock-based compensation during its annual budgeting process and its quarterly and annual assessments of the Company’s and management’s performance. The annual budgeting process is the primary mechanism whereby the Company allocates resources to various initiatives and operational requirements. Additionally, the annual review by the board of directors where it compares the Company’s historical business model and profitability as it relates to the planned business model and profitability for the forthcoming year excludes the impact of stock-based compensation. Further, in evaluating the performance of senior management and department managers, charges related to stock-based compensation are excluded from expenditure and profitability results. In fact, the Company records stock-based compensation expense into a stand-alone cost center for which no single operational manager is responsible or accountable. In this way, management is able to review on a period-to-period basis each manager’s performance and assess financial discipline over operational expenditures without the effect of stock-based compensation. The Company believes that the non-GAAP financial measures are useful to investors because they allow investors to (a) evaluate the Company’s operating results and the effectiveness of the methodology used by management to review the Company’s operating results, and (b) review historical comparability in its financial reporting, as well as comparability with competitors’ operating results.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G, the Company has provided a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as listed below:

GAAP Reporting Measure	Non-GAAP Reporting Measure
Operating Profit Margin	Adjusted Operating Profit Margin
Net Income	Adjusted Net Income
Diluted Earnings Per Share	Adjusted Diluted Earnings Per Share

* * * * *

Ms. Kathleen Collins

Securities and Exchange Commission

August 17, 2006

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III, Esq.
Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo

ANSYS, Inc.